Exhibit 99.10

EXPERT CONSENT

March 28, 2008

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re: International Royalty Corporation

This letter is being filed as the consent of Allen V. Moran, Principal Geologist, SRK Consulting (U.S.) Inc. to being named in the Annual Information Form of International Royalty Corporation (the “Company”) dated March 28, 2008 and to the inclusion by reference to the report prepared by me entitled “NI 43-101 Technical Report, Pascua Project, Chile” dated January 17, 2007 (the “Report”) and of extracts from or a summary of the Report in the written disclosure contained in the Annual Form 40-F or any other documents incorporated by reference therein.

I hereby confirm that I have read the written disclosure of the Report and extracts from or a summary of the Report contained in the Annual Information Form and have no reason to believe that there are any misrepresentations in the information contained therein that (i) are derived from the Report, or (ii) are within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Report.

I hereby expressly consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s Form 40-F, to be filed on March 28, 2008, and any amendment thereto.

Sincerely,

/s/ Allen V. Moran

Allen V. Moran

Principal Geologist

SRK Consulting (U.S.) Inc.

Location: Tucson, Arizona

Date: March 28, 2008